Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: February 22, 2022

Transcript of Richard Branson made for the Grove retail team for their meeting with Walmart and a few other major accounts:

Hello, Richard Branson here. Founder of the Virgin Group.

I’ve been an entrepreneur for over 50 years now and one of the most important lessons I’ve learned is to align with the right people. That’s why Virgin is partnering up with Grove, and that’s why we would like to work with you.

At the heart of everything that Grove does is their commitment to sustainability. They are leading the charge on being plastic free. With only 9% of plastic recycled, and the plastic crisis becoming a leading driver of climate change, you can be a part of the solution by putting Grove on your shelves instead of a product in single use plastic.

I’m sure you have a world of choices when it comes to what to put on your shelves. I hope you choose products that will change the world for the better, and which your customers will admire you for.

I’m sure you will. And obviously, I’m biased. I hope you choose Grove.

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGAC II”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGAC II, and after the registration statement is declared effective, VGAC II will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGAC II’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove Collaborative, Inc. (“Grove”), VGAC II and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGAC II as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGAC II, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGAC II’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGAC II’s shareholders in connection with the proposed business combination will be set forth in VGAC II’s registration statement on Form S-4, including a proxy statement/prospectus, which VGAC II filed with the SEC on January 18, 2022. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGAC II’s directors and officers in VGAC II’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGAC II, which will include the proxy statement / prospectus of VGAC II for the proposed business combination.

Caution Concerning Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this communication are based on our current expectations and beliefs made by the management of VGAC II and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGAC II and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGAC II or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGAC II stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGAC II’s filings with the SEC, and in VGAC II’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this communication are made as of the date hereof, based on information available to VGAC II and Grove as of the date hereof, and VGAC II and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.